UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Seagate Technology

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G7945J104

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index on Page 11

CUSIP No. G7945J104	Page 2 of 14

1.	Name of Reporting Person: New SAC*, an exempted company incorporated with limited liability under the laws of the Cayman Islands I.R.S. Identification Nos. of above persons (entities only): 98-0230396

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0 6. Shared Voting Power: 351,500,000** 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 351,500,000**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 351,500,000**

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 82.09%***

12.	Type of Reporting Person (See Instructions): CO

*	As of December 31, 2002, New SAC owned 351,500,000 of the Issuer’s outstanding common shares. Stephen J. Luczo, William D. Watkins, David Bonderman, James G. Coulter, David J. Roux, James A. Davidson, Glenn H. Hutchins, David F. Marquardt and John W. Thompson, in their capacities as directors of New SAC, may be deemed to have shared voting or dispositive power over those shares. Each of them, however, disclaims this beneficial ownership. Mr. Thompson resigned from the board of directors of New SAC on January 30, 2003.

**	Consists of 351,500,000 of the Issuer’s common shares owned by New SAC as of December 31, 2002. Beneficial ownership has been determined in accordance with the rules of the Securities and Exchange Commission.

***	Percentage ownership has been determined based on 428,192,674 common shares outstanding as of December 27, 2002. Each common share is entitled to one vote.

CUSIP No. G7945J104	Page 3 of 14

1.	Name of Reporting Person: Affiliates of Silver Lake Partners, L.P.*, a Delaware limited partnership I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0 6. Shared Voting Power: 351,500,000** 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 351,500,000**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 351,500,000**

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 82.09%***

12.	Type of Reporting Person (See Instructions): PN

*	Affiliates of Silver Lake Partners, L.P. may be deemed, as a result of their ownership of approximately 31.77% of New SAC’s total outstanding ordinary shares as of December 31, 2002, to have shared voting or dispositive power with respect to 351,500,000 of the Issuer’s common shares owned by New SAC as of December 31, 2002. However, the affiliates of Silver Lake Partners, L.P. disclaim this beneficial ownership. The affiliates of Silver Lake Partners, L.P. are Silver Lake Partners Cayman, L.P., Silver Lake Investors Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. The sole general partner of each of Silver Lake Partners Cayman, L.P. and Silver Lake Investors Cayman, L.P. is Silver Lake Technology Associates Cayman, L.P. The sole general partner of each of Silver Lake Technology Associates Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. is Silver Lake (Offshore) AIV GP LTD. The shareholders of Silver Lake (Offshore) AIV GP LTD are James A. Davidson, Glenn H. Hutchins, David J. Roux, Integral Capital Partners SLP LLC, Yolande Jun and Karl Schade. Ms. Jun and Mr. Schade are employees of an affiliate of Silver Lake Partners, L.P. All persons identified above disclaim beneficial ownership of any of the Issuer’s common shares owned by New SAC.

**	Consists of 351,500,000 of the Issuer’s common shares owned by New SAC as of December 31, 2002. Beneficial ownership has been determined in accordance with the rules of the Securities and Exchange Commission. The affiliates of Silver Lake Partners, L.P. disclaim beneficial ownership of any of the Issuer’s common shares owned by New SAC.

***	Percentage ownership has been determined based on 428,192,674 common shares outstanding as of December 27, 2002. Each common share is entitled to one vote.

CUSIP No. G7945J104	Page 4 of 14

1.	Name of Reporting Person: TPG SAC Advisors III Corp.*, a Cayman Islands corporation I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0 6. Shared Voting Power: 351,500,000** 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 351,500,000**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 351,500,000**

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 82.09%***

12.	Type of Reporting Person (See Instructions): CO

*	The shareholders of TPG SAC Advisors III Corp. may be deemed to have shared voting or dispositive power with respect to 351,500,000 of the Issuer’s common shares owned by New SAC as of December 31, 2002. However, the shareholders of TPG SAC Advisors III Corp. disclaim this beneficial ownership. TPG SAC Advisors III Corp. is the sole general partner of TPG SAC GenPar, L.P., which is the sole general partner of SAC Investments, L.P., which owned approximately 22.07% of New SAC’s total outstanding ordinary shares as of December 31, 2002. The shareholders of TPG SAC Advisors III Corp. are David Bonderman, James G. Coulter, William S. Price, Justin Chang and John Marren. However, each of them disclaims beneficial ownership of any of the Issuer’s common shares owned by New SAC.

**	Consists of 351,500,000 of the Issuer’s common shares owned by New SAC as of December 31, 2002. Beneficial ownership has been determined in accordance with the rules of the Securities and Exchange Commission. The shareholders of TPG SAC Advisors III Corp. disclaim beneficial ownership of any of the Issuer’s common shares owned by New SAC.

***	Percentage ownership has been determined based on 428,192,674 common shares outstanding as of December 27, 2002. Each common share is entitled to one vote.

CUSIP No. G7945J104	Page 5 of 14

1.

Name of Reporting Person:         August Capital III, L.P., August Capital III Founders Fund, L.P., August Capital Strategic Partners III, L.P., August Capital Management III, L.L.C. and August Capital Associates III, L.P. (collectively, the “August Entities”), and David F. Marquardt, John R. Johnston, Andrew L. Anker and Andy S. Rappaport (collectively, the “August Individuals”).

I.R.S. Identification Nos. of above persons (entities only):        Not Applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware as to August Entities, U.S. Citizens as to August Individuals

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.      Sole Voting Power:        0

6.      Shared Voting Power:        351,500,000 shares held by New SAC. As stockholders of New SAC holding approximately 11.38% of the outstanding ordinary shares of New SAC, and/or control persons of such stockholders, the August Entities and August Individuals may be deemed to share voting power over these shares.

7.      Sole Dispositive Power:        0

8.      Shared Dispositive Power:        351,500,000 shares held by New SAC. As stockholders of New SAC holding approximately 11.38% of the outstanding ordinary shares of New SAC and/or control persons of such stockholders, the August Entities and August Individuals may be deemed to share dispositive power over these shares.

9.

Aggregate Amount Beneficially Owned by Each Reporting Person:        351,500,000 shares held by New SAC. The August Entities and Individuals disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 82.09%

12.	Type of Reporting Person (See Instructions): PN

Item 1(a).	Name of Issuer:

Seagate Technology

Item 1(b).	Address of Issuer’s Principal Executive Offices:

c/o M&C Corporate Services Limited
P.O. Box 309GT
Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands

Item 2(a).	Name of Person(s) Filing:

The persons filing this Schedule are (i) New SAC, an exempted company incorporated with limited liability under the laws of the Cayman Islands, (ii) affiliates of Silver Lake Partners, L.P., a Delaware limited partnership (“SLP”), (iii) TPG SAC Advisors III Corp., a Cayman Islands corporation (“TPG”), and (iv) August Capital III, L.P., August Capital III Founders Fund, L.P., August Capital Strategic Partners III, L.P., August Capital Management III, L.L.C. and August Capital Associates III, L.P. (collectively, the “August Entities”), and David F. Marquardt, John R. Johnston, Andrew L. Anker, and Andy S. Rappaport (collectively, the “August Individuals”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

For purposes of this filing, the address of the principal business office of (i) New SAC is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands; (ii) SLP is 2725 Sand Hill Road, Suite 150, Menlo Park, CA 94025; (iii) TPG is c/o Texas Pacific Group, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102; and (iv) August Entities and August Individuals is 2480 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

Item 2(c).	Citizenship:

See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

This Schedule relates to the common shares, par value $0.00001 per share, of Seagate Technology (the “Common Shares”).

Item 2(e).	CUSIP Number:

G7945J104.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Item 9 of each cover page.

(b) Percent of class:

See Item 11 of each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of the August Entities, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner, or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

As of December 31, 2002, the Issuer’s direct parent holding company, New SAC, held 351,500,000 of the Issuer’s outstanding common shares (the class of securities to which this Schedule relates). None of New SAC’s subsidiaries holds any of the Issuer’s common shares.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2003

NEW SAC

By:	/s/ WILLIAM L. HUDSON
	Name: Title:	William L. Hudson Executive Vice President, General Counsel and Corporate Secretary

SILVER LAKE (OFFSHORE) AIV GP LTD., on behalf of the affiliates of Silver Lake Partners, L.P.

By:	/s/ JAMES A. DAVIDSON
	Name: Title:	James A. Davidson Director

TPG SAC ADVISORS III CORP.

By:	/s/ RICHARD A. EKLEBERRY
	Name: Title:	Richard A. Ekleberry Vice President

Entities:	August Capital III, L.P.

August Capital Strategic Partners III, L.P.

August Capital Management III, L.L.C.

August Capital Associates III, L.P.

By:	/s/ MARK G. WILSON
Mark G. Wilson, Attorney-in-Fact for the above listed entities

Individuals:	John Johnston

David F. Marquardt

Andrew S. Rappaport

Andrew Anker

By:	/s/ MARK G. WILSON
Mark G. Wilson, Attorney-in-Fact for the above listed individuals

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	12

Exhibit B: Reference to Mark G. Wilson as Attorney-in-Fact	14

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common shares of Seagate Technology shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February 13, 2003

NEW SAC

By:	/s/ WILLIAM L. HUDSON
	Name: Title:	William L. Hudson Executive Vice President, General Counsel and Corporate Secretary

SILVER LAKE (OFFSHORE) AIV GP LTD., on behalf of the affiliates of Silver Lake Partners, L.P.

By:	/s/ JAMES A. DAVIDSON
	Name: Title:	James A. Davidson Director

TPG SAC ADVISORS III CORP.

By:	/s/ RICHARD A. EKLEBERRY
	Name: Title:	Richard A. Ekleberry Vice President

Entities:	August Capital III, L.P.

August Capital Strategic Partners III, L.P.

August Capital Management III, L.L.C.

August Capital Associates III, L.P.

By:	/s/ MARK G. WILSON
Mark G. Wilson, Attorney-in-Fact for the above listed entities

Individuals:	John Johnston

David F. Marquardt

Andrew S. Rappaport

Andrew Anker

By:	/s/ MARK G. WILSON
Mark G. Wilson, Attorney-in-Fact for the above listed individuals

EXHIBIT B

Reference to Mark G. Wilson as Attorney-in-Fact

Mark G. Wilson has signed on behalf of the August Entities and the August Individuals as Attorney-in-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.